Corporate Headquarters

Hans E. Vanden Noort
Senior Vice President and
Chief Financial Officer

June 1, 2012

Mr. Daniel L. Gordon
Branch Chief,
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Rayonier Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-06780
Dear Mr. Gordon:
The following is in response to your letter dated May 4, 2012 regarding the review of Rayonier's 2011 Form 10-K.
Item 1. Business, page 1

1.
Under the “performance fibers” and “wood products” segments, please tell us how you define “production capacity.” Please tell us whether your calculations are consistent with any industry-wide recognized measures. We may have further comment.

For both our Performance Fibers and Wood Products segments, production capacity represents the proven annual production capabilities of the facility under normal operating conditions with a normal product mix. This definition and our calculations are consistent with typical industry measures.
Forest Resources, page 2

2.
We note that you combine your Washington and New York timber holdings into the same region, but we also note the difference in these sub-regions in growth rates, access to mills and export markets. Please tell us what consideration you have given to breaking out the Northern region operating data between Washington and New York. We may have further comment.

Due to the relatively small size of our New York timber holdings, we do not break out the operating data separately. Our New York timber holdings represent less than three percent of 2011 Northern region sales and operating income, and less than five percent of the total acres that Rayonier owns, leases and manages. If New York becomes a larger part of our segment operations in the future, we will separately disclose the New York operating data in future filings.

3.
We note your merchantable timber inventory disclosure. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory data broken out by age of trees. We may have further comment.

The primary driver for harvesting timber is local market conditions, which determine the most profitable time to harvest, as opposed to the age of the timber. Because the age of the timber is not the primary factor that is used in strategic or operating decisions, we do not feel that disclosing data by age of trees would be a material or meaningful consideration for the readers of our financial statements.

4.
Please tell us why you do not disclose operating data regarding 2011 harvest volumes by region. In addition, please tell us what considerations you have given to disclosing anticipated 2012 harvest volume.

We reported sales volume by region for the five years ended December 31, 2011 in Item 6 - Selected Financial Data on page 18 of our 2011 Form 10-K filing. Sales volumes for the Forest Resources segment are equivalent to harvest volumes. Additionally, considerations for 2012 harvest volume are disclosed under the Item 7 caption “Outlook for 2012” on page 28 as follows “In Forest Resources, we will continue integrating our newly acquired Southeastern timberlands and plan to increase harvest volumes in the Northwest to continue taking advantage of Asian export markets.” We also discuss 2012 expectations under the Item 7 caption “Industry and Market Conditions” on page 21 as follows “We expect 2012 timber demand and pricing to exceed 2011 levels as general economic conditions improve in the U.S. and Chinese demand returns later in the year.”
In line with current practice, we will ensure that future filings disclose planned harvest volumes if it is expected that reported financial information would not be indicative of future operating results or financial conditions, as required by Item 303 of Regulation S-K.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

5.
In future filings, please expand your disclosures regarding the CSE to discuss the expected effects on your operations. We note that you will add 190,000 metric tons of cellulose specialties capacity, while losing 260,000 metric tons of absorbent materials capacity. Your expanded disclosure should include your expectations of how this change affects your expenses as well as revenues.

Starting with our second quarter 2012 Form 10-Q, we will further expand our disclosures regarding the CSE to include our expected changes to revenues and expenses.

6.
We note your disclosure on page 21 that timber is also marketed through log supply agreements. Please tell us the approximate amount of timber that is covered by such supply commitments in 2012. We may have further comment.

Our long-term log supply agreements represent approximately five percent of expected 2012 timber volumes. This percentage is consistent with 2011 volumes. We do have additional log supply agreements that are short-term in nature and are similar to auction sales except that prices and volumes are negotiated with customers on an individual basis. These agreements are generally for small volumes and cover a period of less than 12 months. In future filings, we will disclose the percentage of timber volume represented by long-term supply agreements and that these contracts are not material.

7.
We note your disclosure on page 25 regarding sales data with respect to your forest resources segment. Please tell us what consideration you gave to breaking out your sales data between pulpwood and sawtimber. We may have further comment.

The majority of our Forest Resources revenue is derived through stumpage sales, where harvesting rights for a tract of land are sold at auction to a third party. Pricing for auction sales is determined based on cruises of tracts of land through which we gain an understanding of the approximate percentage of trees that would be best suited for pulpwood versus sawtimber. Once the harvesting rights are sold, Rayonier does not track the ultimate use of the timber as either pulpwood or sawtimber.
We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:
* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 904-357-9134 with any questions or if additional information is needed.

Sincerely,

/s/ Hans E. Vanden Noort
Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer